Exhibit 99.1

JinkoSolar Announces Second Quarter 2017 Financial Results

SHANGHAI, China, September 6, 2017 -- JinkoSolar Holding Co., Ltd. ("JinkoSolar" or the "Company") (NYSE: JKS), a global leader in the solar PV industry, today announced its unaudited financial results for the second quarter ended June 30, 2017.

Second Quarter 2017 Highlights

•	Total solar module shipments were 2,884 megawatts ("MW"), an increase of 39.5% from 2,068 MW in the first quarter of 2017 and an increase of 68.1% from 1,716 MW in the second quarter of 2016.

•	Total revenues were RMB7.92 billion (US$1.17 billion), an increase of 37.2% from the first quarter of 2017 and an increase of 39.8% from the second quarter of 2016.

•	Gross margin was 10.5%, compared with 11.2% in the first quarter of 2017 and 18.1% in the second quarter of 2016.

•	Income from operations was RMB85.3 million (US$12.6 million), compared with RMB56.8 million in the first quarter of 2017 and RMB308.8 million in the second quarter of 2016.

•	Net income attributable to the Company’s ordinary shareholders from continuing operations was RMB47.4 million (US$7.0 million) in the second quarter of 2017, compared with RMB60.6 million in the first quarter of 2017 and RMB280.1 million in the second quarter of 2016.

•	Diluted earnings per American depositary share ("ADS") from continuing operations were RMB1.48 (US$0.20).

•	Non-GAAP net income attributable to the Company's ordinary shareholders from continuing operations in the second quarter of 2017 was RMB61.2 million (US$9.0 million), compared with RMB80.4 million in the first quarter of 2017 and RMB344.1 million in the second quarter of 2016.

•	Non-GAAP basic and diluted earnings per ADS from continuing operations were RMB1.92 (US$0.28) and RMB1.88 (US$0.28), respectively, in the second quarter of 2017.

Mr. Kangping Chen, JinkoSolar's Chief Executive Officer commented, “Second quarter module shipments once again hit a record high, increasing 39.5% sequentially to 2,884MW. Total revenues hit $1.17 billion, an increase of 37.2% sequentially while our gross margin dropped slightly to 10.5%, from 11.2% in the first quarter of 2017.”

“Shipments over the past few quarters have surged to new highs, allowing us to continuously capitalize on the growing recognition of JinkoSolar’s brand and excellent products and services to increase our market share. While ASPs declined during the quarter, prices along our supply chain remained relatively high and impacting our margins. We also worked with our OEM partners more extensively than expected during the quarter to ensure timely delivery, which adversely impacted our margins. We are currently reviewing our strategy in order to improve profitability and further cut down the use of OEM going forward. Our efforts will also be focused on strengthening inventory management and controlling operating expenses.”

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“Demand in China was very strong during the quarter, boosted by rush orders before the June 30th Feed-in-Tariff cutoff. This momentum is carrying on into the third quarter with the Top Runner projects, PV Poverty Alleviation projects, and DG projects generating stable demand, which is expected to continue throughout the rest of the year. The long-term demand of Chinese market will be supported by the upwards revision of 5-year targets set by the NEA. The Section 201 petition in the US continues to create market uncertainties. We remain committed to the US market and believe its long-term growth momentum will not change. Demand in emerging markets continued to grow, accounting for a larger portion of our shipments during the quarter. India’s 100 GW target by 2022 is solid and will continue to create strong demand going forward. The solar markets of Mexico, Argentina and Brazil in Latin America are rapidly growing in scale while Egypt and Jordan in Middle East have the potential to become GW level markets next year. We expect demand in emerging markets to continue to grow in 2018.”

“We are ramping up our mono wafer and PERC cell capacity. Our diamond wire-cutting multiply wafers are now in mass production and are combined with our black silicon cell technology. Our technological focus remains on efficiency and cost. With solid progress being made in the development of new technology, we will continue to maintain flexible and dynamic production capacity in order to meet demand from a rapidly changing market.

“We already have strong visibility in our order book through the rest of the year and have already begun to take orders for next year. We expect ASPs to remain stable during the second half of the year. With our focus now shifting towards profitability, I am confident that we will benefit from the long-term growth prospects of the industry while generating sustainable returns for our shareholders.”

Second Quarter 2017 Financial Results

Total Revenues

Total revenues in the second quarter of 2017 were RMB7.92 billion (US$1.17 billion), an increase of 37.2% from RMB5.78 billion in the first quarter of 2017 and an increase of 39.8% from RMB5.67 billion in the second quarter of 2016. The sequential and year-over-year increases were mainly attributable to an increase in solar module shipments, partially offset by the decline of average selling price of solar modules in the second quarter of 2017.

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Gross Profit and Gross Margin

Gross profit in the second quarter of 2017 was RMB834.8 million (US$123.1 million), compared with RMB649.0 million in the first quarter of 2017 and RMB1.03 billion in the second quarter of 2016. The sequential increase was mainly attributable to the increase in solar module shipments. The year-over-year decrease was mainly attributable to a decline in the average selling price of solar modules in the second quarter of 2017.

Gross margin was 10.5% in the second quarter of 2017, compared with 11.2% in the first quarter of 2017 and 18.1% in the second quarter of 2016 mainly attributable to a decline in the average selling price of solar modules in the second quarter of 2017.

Income from Operations and Operating Margin

Income from operations in the second quarter of 2017 was RMB85.3 million (US$12.6 million), compared with RMB56.8 million in the first quarter of 2017 and RMB308.8 million in the second quarter of 2016. Operating margin in the second quarter of 2017 was 1.1%, compared with 1.0% in the first quarter of 2017 and 5.4% in the second quarter of 2016. The year-over-year decrease of operating margin was mainly attributable to a decline in gross margin in the second quarter of 2017.

Total operating expenses in the second quarter of 2017 were RMB749.5 million (US$110.6 million), an increase of 26.6% from RMB592.2 million in the first quarter of 2017 and an increase of 4.2% from RMB719.6 million in the second quarter of 2016. The sequential and year-over-year increases were primarily due to the increase in shipping costs, which was in line with the increase in solar module shipments.

Total operating expenses accounted for 9.5% of total revenues in the second quarter of 2017, compared to 10.3% in the first quarter of 2017 and 12.7% in the second quarter of 2016.

Interest Expense, Net

Net interest expense in the second quarter of 2017 was RMB80.6 million (US$11.9 million), an increase of 41.1% from RMB57.1 million in the first quarter of 2017 and an increase of 7.4% from RMB75.0 million in the second quarter of 2016. The sequential increase was due to the interest expense associated with the discounted notes receivable.

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Exchange Gain / (Loss), Net

The Company recorded a net exchange loss of RMB34.2 million (US$5.0 million) in the second quarter of 2017, compared to a net exchange loss of RMB5.2 million in the first quarter of 2017 and a net exchange gain of RMB67.1 million in the second quarter of 2016.

Income Tax Expense / (Benefit), Net

The Company recorded an income tax benefit of RMB32.5 million (US$4.8 million) in the second quarter of 2017, compared with an income tax expense of RMB1.5 million in the first quarter of 2017 and an income tax expense of RMB90.4 million in the second quarter of 2016. The sequential change was mainly due to the additional 2016 income tax deduction for R&D costs approved by local tax bureau in the second quarter of 2017.

Net Income and Earnings per Share

Net income attributable to the Company’s ordinary shareholders from continuing operations in the second quarter of 2017 was RMB47.4 million (US$7.0 million), compared with RMB60.6 million in the first quarter of 2017 and RMB280.1 million in the second quarter of 2016.

Basic and diluted earnings per ordinary share from continuing operations were both RMB0.37 (US$0.05) during the second quarter of 2017. This translates into basic and diluted earnings per ADS from continuing operations of both RMB1.48 (US$0.20).

Non-GAAP net income in the second quarter of 2017 was RMB61.2 million (US$9.0 million), compared with RMB80.4 million in the first quarter of 2017 and RMB344.1 million in the second quarter of 2016.

Non-GAAP basic and diluted earnings per ordinary share from continuing operations were RMB0.48 (US$0.07) and RMB0.47 (US$0.07), respectively, during the second quarter of 2017. This translates into non-GAAP basic and diluted earnings per ADS from continuing operations of RMB1.92 (US$0.28) and RMB1.88 (US$0.28), respectively.

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Financial Position

As of June 30, 2017, the Company had RMB1.90 billion (US$280.1 million) in cash and cash equivalents and restricted cash, compared with RMB1.71 billion as of March 31, 2017.

As of June 30, 2017, the Company’s accounts receivables due from third parties were RMB6.47 billion (US$954.5 million), compared with RMB5.93 billion as of March 31, 2017.

As of June 30, 2017, the Company’s inventories were RMB5.20 billion (US$767.7 million), compared with RMB5.37 billion as of March 31, 2017.

As of June 30, 2017, the Company's total interest-bearing debts were RMB7.41 billion (US$1.09 billion), compared with RMB6.10 billion as of March 31, 2017.

Second Quarter 2017 Operational Highlights

Solar Module Shipments

Total solar module shipments in the second quarter of 2017 amounted to 2,884 MW.

Solar Products Production Capacity

As of June 30, 2017, the Company's in-house annual silicon wafer, solar cell and solar module production capacity was 6.0 GW, 4.5 GW and 7.5 GW, respectively.

Recent Business Developments

•	In August 2017, JinkoSolar supplied 35.46 MW to Gransolar for PV project in Mexico.

•	In July 2017, JinkoSolar announced that it has become the first PV module provider to guarantee that all JinkoSolar Standard Mass Produced PV Modules meet IEC62804 double anti-PID standards.

•	In July 2017, JinkoSolar supplied 30 MW ac of PV modules for 2 solar projects in Virginia to Hecate Energy, a leading developer, owner, and operator of power plants in North America and abroad.

•	In July 2017, JinkoSolar announced that it is partnering with TUVRheinland, an independent provider of technical services for testing, inspection, certification, consultation and training, to develop standardized testing methods for bifacial PV technology.

•	In June 2017, JinkoSolar signed a JPY4.1 billion syndicated loan agreement up to two years with a bank consortium led by Sumitomo Mitsui Banking Corporation.

•	In June 2017, JinkoSolar entered into an agreement with Quantum Power GK in Japan to exclusively supply 187MW worth of 275Wp modules for three projects located in Ibaraki, Gunma and Mie prefecture.

•	In May 2017, JinkoSolar supplied 65 MW of high efficiency Eagle Series modules for Energon Solar in Medak, Telangana, India.

•	In May 2017, Abu Dhabi Water and Electricity Authority, Sweihan Solar Holding Company Limited (“Sweihan”), a joint venture between JinkoSolar and Marubeni Corporation and a syndicate of international and local banks entered into financial agreements for the Sweihan Photovoltaic Independent Power Project in Abu Dhabi.

•	In May 2017, JinkoSolar became first Chinese PV manufacturer that passed 160 KWh/m2 UV test in terms of IEC61345 from TUV Rheinland.

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Operations and Business Outlook

Strategic Shift in Overseas Downstream Solar Project Business

With the Company’s focuses shifting towards its core competencies in manufacturing, JinkoSolar will cease developing new overseas downstream solar projects starting in the third quarter of 2017. The Company will continue to develop, construct and connect to the grid its existing overseas downstream solar projects.

The Company provided a debt payment guarantee in connection with a loan facility granted to Sweihan PV Power Company P.J.S.C, equity investee of the Company for developing overseas solar power project, in a maximum aggregate principal amount not exceeding US$50 million.

Third Quarter and Full Year 2017 Guidance

For the third quarter of 2017, the Company estimates total solar module shipments to be in the range of 2.1 GW to 2.3 GW.

For the full year 2017, the Company estimates total solar module shipments to be in the range of 8.5 GW and 9.0 GW.

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Conference Call Information

JinkoSolar's management will host an earnings conference call on Thursday, September 6, 2017 at 7:30 a.m. U.S. Eastern Time (7:30 p.m. Beijing / Hong Kong the same day).

Dial-in details for the earnings conference call are as follows:

Hong Kong / International:	+852 3008 1527
U.S. Toll Free:	+1 866-564-2842
Passcode:	9936267

Please dial in 10 minutes before the call is scheduled to begin and provide the passcode to join the call.

A telephone replay of the call will be available 2 hours after the conclusion of the conference call through 23:59 U.S. Eastern Time, September 13, 2017. The dial-in details for the replay are as follows:

International:	+61 (0) 2 9101 1954
U.S. Toll Free:	+1-888-203-1112
Passcode:	9936267

Additionally, a live and archived webcast of the conference call will be available on the Investor Relations section of JinkoSolar's website at www.jinkosolar.com.

About JinkoSolar Holding Co., Ltd.

JinkoSolar (NYSE: JKS) is a global leader in the solar industry. JinkoSolar distributes its solar products and sells its solutions and services to a diversified international utility, commercial and residential customer base in China, the United States, Japan, Germany, the United Kingdom, Chile, South Africa, India, Mexico, Brazil, the United Arab Emirates, Italy, Spain, France, Belgium, and other countries and regions. JinkoSolar has built a vertically integrated solar product value chain, with an integrated annual capacity of 6.0 GW for silicon ingots and wafers, 4.5 GW for solar cells, and 7.5 GW for solar modules, as of June 30, 2017.

JinkoSolar has over 15,000 employees across its 8 productions facilities in China (5), Malaysia, Portugal and South Africa, 15 oversea subsidiaries in Japan (2), Singapore, India, Turkey, Germany, Italy, Switzerland, United States, Canada, Mexico, Brazil, Chile, Australia and South Africa, and 18 global sales offices in China (2) ,United Kingdom, Bulgaria, Greece, Romania, United Arab Emirates, Jordan, Saudi Arabia, Kuwait, Egypt, Morocco, Ghana, Kenya, Costa Rica, Colombia, Brazil and Mexico.

To find out more, please see: www.jinkosolar.com

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Use of Non-GAAP Financial Measures

To supplement its consolidated financial results presented in accordance with United States Generally Accepted Accounting Principles ("GAAP"), JinkoSolar uses certain non-GAAP financial measures including, non-GAAP net income , non-GAAP earnings per Share, non-GAAP earnings per ADS, and non-GAAP diluted weighted average ordinary shares outstanding, which are adjusted from the comparable GAAP results to exclude certain expenses or incremental ordinary shares relating to share-based compensation, convertible senior notes and capped call options:

•	Non-GAAP net income is adjusted to exclude the expenses relating to changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes, exchange gain on the convertible senior notes and capped call options, stock-based compensation, allocation of net income to redeemable non-controlling interests, and accretion to redemption value of redeemable non-controlling interests; given these Non-GAAP net income adjustments above are either related to the Company or its subsidiaries incorporated in Cayman Islands, which are not subject to tax exposures, or related to those subsidiaries with tax loss positions which result in no tax impacts, therefore no tax adjustment is needed in conjunction with these Non-GAAP net income adjustments; and
•	Non-GAAP earnings per Share and non-GAAP earnings per ADS are adjusted to exclude the expenses relating to the issuance costs of convertible senior notes, changes in fair value of convertible senior notes and capped call options, interest expenses of convertible senior notes and exchange gain on the convertible senior notes and capped call options, stock-based compensation, and accretion to redemption value of redeemable non-controlling interests.

The Company believes that the use of non-GAAP information is useful for analysts and investors to evaluate JinkoSolar's current and future performances based on a more meaningful comparison of net income and diluted net income per ADS when compared with its peers and historical results from prior periods. These measures are not intended to represent or substitute numbers as measured under GAAP. The submission of non-GAAP numbers is voluntary and should be reviewed together with GAAP results.

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Currency Convenience Translation

The conversion of Renminbi into U.S. dollars in this release, made solely for the convenience of the readers, is based on the noon buying rate in the city of New York for cable transfers of Renminbi as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2017, which was RMB6.7793 to US$1.00. No representation is intended to imply that the Renminbi amounts could have been, or could be, converted, realized, or settled into U.S. dollars at that rate or any other rate. The percentages stated in this press release are calculated based on Renminbi.

Safe-Harbor Statement

This press release contains forward-looking statements. These statements constitute "forward-looking" statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends, "plans," "believes," "estimates" and similar statements. Among other things, the quotations from management in this press release and the Company's operations and business outlook, contain forward-looking statements. Such statements involve certain risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Further information regarding these and other risks is included in JinkoSolar's filings with the U.S. Securities and Exchange Commission, including its annual report on Form 20-F. Except as required by law, the Company does not undertake any obligation to update any forward-looking statements, whether as a result of new information, future events or otherwise.

For investor and media inquiries, please contact:

In China:
Sebastian Liu
JinkoSolar Holding Co., Ltd.
Tel: +86 21-5183-3056
Email: ir@jinkosolar.com

Christian Arnell
Christensen
Tel: +86-10-5900-2940
Email: carnell@christensenir.com

In the U.S.:
Ms. Linda Bergkamp

Christensen

Tel: +1-480-614-3004

Email: lbergkamp@ChristensenIR.com

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JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except ADS and Share data)

	For the quarter ended				For the six months ended
	June 30, 2016	March 31, 2017	June 30, 2017		June 30, 2016	June 30, 2017
Continuing operations	RMB	RMB	RMB	USD	RMB	RMB	USD
Revenues from third parties	5,630,411	5,753,080	7,908,533	1,166,571	10,844,943	13,661,612	2,015,195

Revenues from related parties	36,349	23,724	15,555	2,294	102,960	39,279	5,794

Total revenues	5,666,760	5,776,804	7,924,088	1,168,865	10,947,903	13,700,891	2,020,989

Cost of revenues	(4,638,350)	(5,127,779)	(7,089,255)	(1,045,721)	(8,834,615)	(12,217,034)	(1,802,108)

Gross profit	1,028,410	649,025	834,833	123,144	2,113,288	1,483,857	218,881

Operating expenses:
Selling and marketing	(373,336)	(413,812)	(550,823)	(81,251)	(711,707)	(964,635)	(142,291)
General and administrative	(203,360)	(115,950)	(125,029)	(18,443)	(382,342)	(240,979)	(35,546)
Research and development	(43,617)	(62,486)	(73,694)	(10,870)	(82,012)	(136,180)	(20,088)
Impairment of long-lived assets	(99,328)	-	-	-	(99,328)	-	-
Total operating expenses	(719,641)	(592,248)	(749,546)	(110,564)	(1,275,389)	(1,341,794)	(197,925)

Income from operations	308,769	56,777	85,287	12,580	837,899	142,063	20,956
Interest expenses, net	(75,008)	(57,121)	(80,572)	(11,885)	(151,899)	(137,693)	(20,311)
Change in fair value of derivative liability	(2)	376	(16,394)	(2,418)	(1,109)	(16,018)	(2,363)
Subsidy income	39,423	55,192	49,038	7,233	74,615	104,229	15,375
Exchange gain/(loss)	140,943	(6,339)	(29,810)	(4,397)	188,535	(36,149)	(5,332)
Change in fair value of forward contracts	(24,741)	1,105	(4,341)	(640)	(42,828)	(3,235)	(477)
Change in fair value of convertible senior notes and capped call options	(49,076)	-	-	-	(79,847)	-	-
Other income/(expense), net	1,108	11,943	11,773	1,737	(377)	23,716	3,498
Investment loss	(1,158)	-	(194)	(29)	(1,640)	(194)	(29)
Income from continuing operations before income taxes	340,258	61,933	14,787	2,181	823,349	76,719	11,317
Income tax (expense)/benefit	(90,410)	(1,528)	32,460	4,788	(190,714)	30,933	4,563
Income from continuing operations, net of tax	249,848	60,405	47,247	6,969	632,635	107,652	15,880
Discontinued operations
Income from discontinued operations before income taxes	83,867	-	-	-	62,456	-	-
Income tax expense, net	(479)	-	-	-	(615)	-	-
Income from discontinued operations, net of tax	83,388	-	-	-	61,841	-	-

Net income	333,236	60,405	47,247	6,969	694,476	107,652	15,880
Less: Net loss attributable to non-controlling interests from continuing operations	(178)	(169)	(121)	(18)	(88)	(290)	(43)
Less: Net income attributable to non-controlling interests from discontinued operations	2,128	-	-	-	3,723	-	-
Less: Allocation of net income to participating preferred shares issued by discontinued operations	3,648	-	-	-	3,648	-	-
Less: Accretion to redemption value of redeemable non-controlling interests of discontinued operations	47,555	-	-	-	93,780	-	-
Net income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	280,083	60,574	47,368	6,987	593,413	107,942	15,923

Earnings/(loss) per share for ordinary shareholders, basic
Continuing operations	1.99	0.48	0.37	0.05	5.04	0.84	0.16
Discontinued operations	0.24	-	-	-	(0.31)	-	-
Total earnings/(loss) per share for ordinary shareholders, basic	2.23	0.48	0.37	0.05	4.73	0.84	0.16

Earnings/(loss) per share for ordinary shareholders, diluted
Continuing operations	1.90	0.47	0.37	0.05	4.73	0.84	0.16
Discontinued operations	0.23	-	-	-	(0.31)	-	-
Total earnings/(loss) per share for ordinary shareholders, diluted	2.13	0.47	0.37	0.05	4.42	0.84	0.16

Earnings/(loss) per ADS for ordinary shareholders, basic
Continuing operations	7.96	1.92	1.48	0.20	20.16	3.36	0.64
Discontinued operations	0.96	-	-	-	(1.24)	-	-
Total earnings/(loss) per ADS for ordinary shareholders, basic	8.92	1.92	1.48	0.20	18.92	3.36	0.64

Earnings/(loss) per ADS for ordinary shareholders, diluted
Continuing operations	7.60	1.88	1.48	0.20	18.92	3.36	0.64
Discontinued operations	0.92	-	-	-	(1.24)	-	-
Total earnings/(loss) per ADS for ordinary shareholders, diluted	8.52	1.88	1.48	0.20	17.68	3.36	0.64

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Weighted average ordinary shares outstanding:
Basic	125,501,184	126,820,607	128,247,292	128,247,292	125,489,224	127,556,967	127,556,967
Diluted	132,545,247	128,179,515	129,493,716	129,493,716	135,035,911	128,859,633	128,859,633

Weighted average ADS outstanding:
Basic	31,375,296	31,705,152	32,061,823	32,061,823	31,372,306	31,889,242	31,889,242
Diluted	33,136,312	32,044,879	32,373,429	32,373,429	33,758,978	32,214,908	32,214,908

UNAUDITED CONDENSED CONSOLIDATED STATEMENT OF COMPREHENSIVE INCOME

Net income	333,236	60,405	47,247	6,969	694,476	107,652	15,880
Other comprehensive income:
-Foreign currency translation adjustments	(10,887)	(17,563)	(22,391)	(3,303)	(12,466)	(39,954)	(5,894)
Comprehensive income	322,349	42,842	24,856	3,666	682,010	67,698	9,986
Less: Comprehensive income attributable to non-controlling interests	1,950	(169)	(121)	(18)	3,635	(290)	(43)
Comprehensive income attributable to JinkoSolar Holding Co., Ltd.'s ordinary shareholders	320,399	43,011	24,977	3,684	678,375	67,988	10,029

Reconciliation of GAAP and non-GAAP Results(Excluding discontinued operations)

1. Non-GAAP earnings per share and non-GAAP earnings per ADS

GAAP net income attributable to ordinary shareholders from continuing operations	250,026	60,574	47,368	6,987	632,723	107,942	15,923

Change in fair value of convertible senior notes and capped call options	49,076	-	-	-	79,847	-	-

4% of interest expense of convertible senior notes	10,463	1,555	1	-	23,992	1,556	230

Exchange loss/(gain) on convertible senior notes and capped call options	21,224	844	(1)	-	18,219	843	124

Stock-based compensation expense	13,353	17,402	13,822	2,039	26,023	31,224	4,606

Non-GAAP net income attributable to ordinary shareholders from continuing operations	344,141	80,375	61,190	9,026	780,804	141,565	20,883

Non-GAAP earnings per share attributable to ordinary shareholders from continuing operations -
Basic	2.74	0.63	0.48	0.07	3.37	1.11	0.16
Diluted	2.60	0.62	0.47	0.07	3.18	1.10	0.16

Non-GAAP earnings per ADS attributable to ordinary shareholders from continuing operations -
Basic	10.96	2.52	1.92	0.28	13.48	4.44	0.64
Diluted	10.40	2.48	1.88	0.28	12.72	4.40	0.64

Non-GAAP weighted average ordinary shares outstanding
Basic	125,501,184	126,820,607	128,247,292	128,247,292	125,489,224	127,556,967	127,556,967
Diluted	132,545,247	128,179,515	129,493,716	129,493,716	135,035,911	128,859,633	128,859,633

Non-GAAP weighted average ADS outstanding
Basic	31,375,296	31,705,152	32,061,823	32,061,823	31,372,306	31,889,242	31,889,242
Diluted	33,136,312	32,044,879	32,373,429	32,373,429	33,758,978	32,214,908	32,214,908

Results presented herein exclude Jinko Power-related discontinued operations, unless specified otherwise

11

JINKOSOLAR HOLDING CO., LTD.

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands)

	December 31, 2016	June 30, 2017
	RMB	RMB	USD
ASSETS
Current assets:
Cash and cash equivalents	2,501,417	1,531,000	225,835
Restricted cash	318,785	368,125	54,301
Restricted short-term investments	3,333,450	3,168,027	467,309
Short-term investments	71,301	93,282	13,760
Accounts receivable, net - related parties	1,414,084	786,644	116,036
Accounts receivable, net - third parties	4,753,715	6,470,520	954,453
Notes receivable, net - related parties	610,200	600,000	88,505
Notes receivable, net - third parties	915,315	310,284	45,769
Advances to suppliers, net - related parties	662	-	-
Advances to suppliers, net - third parties	325,766	431,100	63,591
Inventories, net	4,473,515	5,204,392	767,689
Forward contract receivables	641	-	-
Deferred tax assets	130,676	-	-
Other receivables - related parties	79,125	122,484	18,067
Prepayments and other current assets	766,645	1,377,668	203,216
Total current assets	19,695,297	20,463,526	3,018,531

Non-current assets:
Restricted cash	197,214	157,466	23,227
Project Assets	55,063	140,256	20,689
Long-term investments	7,200	8,886	1,311
Property, plant and equipment, net	4,738,681	5,885,094	868,098
Land use rights, net	450,941	449,034	66,236
Intangible assets, net	20,297	23,411	3,453
Deferred tax assets	134,791	265,467	39,158
Other assets - related parties	173,376	336,906	49,696
Other assets - third parties	617,780	341,816	50,422
Total non-current assets	6,395,343	7,608,336	1,122,290

Total assets	26,090,640	28,071,862	4,140,821

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LIABILITIES
Current liabilities:
Accounts payable - related parties	-	689	102
Accounts payable - third parties	4,290,071	5,986,366	883,036
Notes payable - third parties	4,796,766	4,199,871	619,514
Accrued payroll and welfare expenses	582,276	596,698	88,018
Advances from related parties	60,541	76,089	11,224
Advances from third parties	1,376,920	988,464	145,806
Income tax payable	168,112	63,129	9,312
Other payables and accruals	1,019,419	1,451,915	214,169
Other payables due to related parties	76,034	12,935	1,908
Forward contract payables	-	3,116	460
Convertible senior notes - current	423,740	-	-
Deferred tax liabilities	17,074	-	-
Derivative liability - current	10,364	26,382	3,892
Short-term borrowings from third parties, including current portion of long-term bank borrowings	5,488,629	6,633,893	978,551
Guarantee liabilities to related parties	52,711	37,594	5,545
Total current liabilities	18,362,657	20,077,141	2,961,537

Non-current liabilities:
Long-term borrowings	488,520	467,518	68,963
Long-term payables	44,014	125,693	18,541
Accrued warranty costs - non current	511,209	562,863	83,027
Convertible senior notes	-	68	10
Deferred tax liability	50,651	67,725	9,990
Guarantee liabilities to related parties - non current	173,376	147,926	21,820
Total non-current liabilities	1,267,770	1,371,793	202,350

Total liabilities	19,630,427	21,448,934	3,163,887

SHAREHOLDERS' EQUITY
Ordinary shares (US$0.00002 par value, 500,000,000 shares authorized, 126,733,266 and 130,186,074 shares issued and outstanding as of December 31, 2016 and June 30, 2017, respectively)	18	18	3
Additional paid-in capital	3,145,262	3,240,279	477,967
Statutory reserves	466,253	466,253	68,776
Accumulated other comprehensive income	104,784	64,830	9,563
Treasury stock, at cost; 1,723,200 shares of ordinary shares as of December 31, 2016 and June 30, 2017, respectively	(13,876)	(13,876)	(2,047)
Accumulated retained earnings	2,758,268	2,866,210	422,788

Total JinkoSolar Holding Co., Ltd. shareholders' equity	6,460,709	6,623,714	977,050

Non-controlling interests	(496)	(786)	(116)

Total liabilities and shareholders' equity	26,090,640	28,071,862	4,140,821

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